United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release
Signatures

Press Release
Vale — 2Q09 Production Report
PERFORMANCE STILL REFLECTING WEAK GLOBAL DEMAND
Rio de Janeiro, July 29, 2009 — Vale S.A. (Vale) had a better operational performance in the second quarter of 2009, showing significant percentage increases in the production of iron ore (+23.1%), pellets (+47.4%), manganese ore (+387.9%), platinum (+18.6%), palladium (28.6%), kaolin (+40.5%), and thermal coal (+125.5%) relative to the low levels of 1Q09.
Over the last few months, a recovery in global industrial production has been taking place, a process in which Asia is at the forefront. However, it is worthwhile highlighting that the global economy is recovering from a very low level of activity, after a powerful demand shock.
Given the signals issued by some leading indicators of industrial production and the conclusion of the de-stocking process of the steel industry in some regions — such as Europe where it was running at very low levels of capacity utilization — it is likely that the gradual recovery of the global demand for minerals and metals will continue over the next six months which will lead to us to increase operational activities although at a more moderated pace than last year.
FERROUS MINERALS
• Iron ore

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

IRON ORE	78,050	46,860	57,696	136,962	96,725	23.1%	-26.1%	-29.4%
Southeastern System	30,837	16,625	22,068	59,175	38,694	32.7%	-28.4%	-34.6%
Itabira	11,682	5,983	8,205	22,547	14,189	37.1%	-29.8%	-37.1%
Mariana	8,987	6,204	6,963	17,995	13,167	12.2%	-22.5%	-26.8%
Minas Centrais	9,880	4,438	6,900	18,633	11,338	55.5%	-30.2%	-39.1%
Urucum	288	0	0	457	0	n.a.	n.a.	n.a.
Southern System	22,120	9,851	15,108	26,261	17,128	53.4%	-31.7%	-34.8%
Minas Itabirito	6,602	2,474	5,006	12,324	7,481	102.4%	-24.2%	-39.3%
Vargem Grande	6,905	4,134	5,514	13,938	9,647	33.4%	-20.2%	-30.8%
Paraopebas	8,613	3,243	4,588	15,576	7,831	41.4%	-46.7%	-49.7%
Carajás	23,239	20,277	20,480	47,438	40,757	1.0%	-11.9%	-14.1%
Samarco[1]	1,855	106	40	3,630	147	-62.3%	-97.8%	-96.0%
Our iron ore production in 2Q09 amounted to 57.7 Mt2,3, increasing by 23.1% relatively to 1Q09 and down 26.1% versus 2Q08. In the first half of 2009, it totaled 96.7 Mt, 29.4% lower than 1H08.
At Carajás, iron ore output was 20.5 Mt, slightly above the level reached in 1Q09. Carajás operating activities in 2Q09 suffered the negative impact of heavy rains, which in addition to the intensity of the precipitation level were not usual for this time of the year. In spite of this event, the high-quality low-cost Carajás iron ore represented 35.5% of our total production in 2Q09, against 29.8% in 2Q08.

[1]	Production attributable to Vale

[2]	Mt = million metric tons

[3]	Production in 2Q09 was 57.7 Mt under US GAAP

Given that most of our future capacity expansion will be in Carajás, it will be responsible for an increasing share of our total iron ore output. At Carajás, we have proven and probable reserves of 7.2 billion metric tons — with an average iron content of 67% — accounting for 50.3% of Vale’s total P&P iron ore reserves of 14.3 billion metric tons.
The Southeastern and Southern Systems were responsible for 77.5% of the year-on-year total output reduction of 20.4 Mt.
The Southeastern System, which encompasses the Itabira, Mariana, Minas Centrais and Urucum iron ore mining sites, produced 22.1 Mt, 32.4% higher than 1Q09.
The Southern System, which comprises Minas Itabirito, Vargem Grande and Paraopebas, produced 15.1 Mt in 2Q09, 53.4% higher than 1Q09.
• Pellets

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

PELLETS[1]	11,593	2,885	4,251	23,707	7,580	47.4%	-63.3%	-68.0%
Tubarão I and II	1,674	510	1,338	3,287	1,848	162.1%	-20.1%	-43.8%
Fabrica	1,030	235	0	2,109	235	n.a.	n.a.	-88.9%
São Luís	1,605	3	0	3,294	3	n.a.	n.a.	-99.9%
Vargem Grande	0	4	222	0	225	n.a.	n.a.	n.a.
Nibrasco	2,261	96	1,141	4,298	1,237	1082.6%	-49.5%	-71.2%
Kobrasco	1,256	889	0	2,529	889	n.a.	n.a.	-64.9%
Hispanobras	578	0	0	1,148	0	n.a.	n.a.	n.a.
Itabrasco	889	0	0	1,897	0	n.a.	n.a.	n.a.
Samarco	2,301	1,148	1,551	3,881	2,699	35.0%	-32.6%	-30.5%
The demand for pellets tends to be more cyclical and more volatile than the demand for iron ore. In a downturn, it is negatively affected earlier and more strongly than the demand for iron ore. In the upturn, its initial reaction is slower but it tends to grow more strongly. Vale had taken steps to align production with demand to avoid inventory build-up, shutting down several plants, and keeping in operation in 2Q09 only Tubarão I and II, Nibrasco (the two plants) and Vargem Grande, which is still in a ramp up process.
Vargem Grande started the ramp up by the end of 1Q09 and produced 222,000 metric tons in 2Q09. It is located in the Southern System, near Nova Lima, state of Minas Gerais, Brazil, with a nominal annual capacity to produce 7 million metric tons. Samarco is also ramping up its new third plant while operating below nominal capacity at the other facilities.
Our total production reached 4.3 Mt against 2.9 Mt in 1Q09, increasing 47.3% qoq. It was due to the output increases at Tubarão I & II, Nibrasco, Vargem Grande and Samarco, more than offsetting the effect of the shutdown of Kobrasco. In 2Q09, 2.6 Mt of direct reduction pellets were produced, and 1.7 Mt of blast furnace pellets.
Given the recovery in global demand, the Itabrasco plant is resuming operations in July.

[1]
Production attributable to Vale on a pro forma basis. In 2008, we entered into a leasing contract for Nibrasco, Kobrasco and Itabrasco pelletizing operations. As a consequence, their production is being consolidated 100% on a pro forma basis.

• Manganese ore and ferroalloys

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

MANGANESE ORE	658	113	550	1,198	662	387.9%	-16.5%	-44.7%
Azul	546	43	448	1,050	492	939.0%	-17.8%	-53.2%
Urucum	77	40	56	114	96	38.0%	-27.9%	-15.7%
Other mines	35	29	45	35	75	56.0%	31.1%	115.2%
FERROALLOY	128	48	27	260	76	-43.0%	-78.6%	-71.0%
Brazil	75	34	8	151	41	-77.4%	-89.9%	-72.5%
Dunkerque	15	0	0	39	0	n.a.	n.a.	n.a.
Mo I Rana	32	14	20	60	34	38.2%	-39.1%	-43.5%
Urucum	5	0	0	11	0	n.a.	n.a.	n.a.
Manganese ore production reached 550,000 metric tons (t) in 2Q09, increasing 387.9% relatively to the 113,000 t produced in 1Q09. The Azul mine, our largest manganese mine, resumed operations in March, 2009.
Ferroalloy output decreased to 27,400 t from 48,000 t in 1Q09. In 2Q09 we produced 15,300 t of ferrosilicon manganese alloys (FeSiMn), 9,300 t of medium-carbon manganese alloys (FeMnMC) and 2,800 t of high-carbon manganese alloys (FeMnAc).
Our plants in Brazil were shut down during December 2008 and two of the four plants have resumed operations since the beginning of this year. The ferroalloy plant in Mo I Rana, Norway, is showing improved performance after the furnace maintenance, and produced 20,000 t in 2Q09. Our operations in Dunkerque, France, stopped in August 2008 due to problems with the plant’s electric furnace and will be kept idle until September 2009.

NON-FERROUS MINERALS
• Nickel

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

NICKEL [1]	69.0	65.2	59.0	129.8	124.2	-9.4%	-14.5%	-4.3%
Sudbury	20.4	22.4	14.7	38.0	37.1	-34.5%	-28.1%	-2.5%
Thompson	7.0	6.3	8.3	13.7	14.6	32.6%	18.3%	6.1%
Voisey’s Bay	18.2	17.5	15.7	36.4	33.1	-10.2%	-14.1%	-9.0%
Sorowako	19.4	15.6	18.5	34.6	34.1	18.4%	-4.4%	-1.5%
Others*	4.0	3.4	1.9	7.0	5.3	-44.6%	-52.9%	-24.1%

*	External feed purchased from third parties and processed into finished nickel in our operations
Total finished nickel production decreased to 59,000 t in 2Q09 from 65,200 t in 1Q09 and 69,000 in 2Q08. Most of the decrease was due to the performance of the Sudbury operations. As previously announced, Sudbury milling, smelting and refining operations were under a scheduled maintenance shutdown in May and all of its operations, including mining, were put on care and maintenance since June 1 in order to allow for de-stocking. Before our production and maintenance unionized employees went on strike on July 12, they were originally scheduled to resume activity by end of July.
Production at Thompson, in the Canadian province of Manitoba, was 8,300 t in 2Q09, up 1,300 t from 2Q08 and 2,000 t above 1Q09 reflecting better asset performance and continuing strong demand for Thompson’s premium grade finished nickel products. In April 2009, the Manitoba refinery set an all-time record for plated product delivered into premium grade category of 94.5%, exceeding the 93.9% set in May 2004.
Finished nickel production from Voisey’s Bay feed was 15,700 t in 2Q09, against 17,500 t in 1Q09 and 18,200 t in 2Q08. The decrease was mainly due to the shutdown of Sudbury smelting and refining operations which limited the processing of Voisey’s Bay nickel concentrates. Voisey’s Bay operations, comprising the Ovoid mine and a processing mill, are shut down during the entire month of July.
Finished nickel production from Sorowako’s matte amounted to 18,500 t in 2Q09, rising 18.4% relative to the 15,600 t produced in 1Q09 in response to a stronger demand for utility nickel in China.

[1]
The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 1,700 t in 2Q08, 1,800 t in 1Q09 and 1,800 t in 2Q09.

Figures for our operations at Sudbury and Thompson include only the production from feed originating from our own mines. It excludes any concentrates purchased from third parties, which are subsequently processed in our operations.

• Bauxite

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

BAUXITE	2,426	2,986	2,854	4,889	5,840	-4.4%	17.6%	19.4%
Trombetas [1]	1,725	1,502	1,418	3,363	2,920	-5.6%	-17.8%	-13.2%
Paragominas	701	1,483	1,436	1,526	2,920	-3.2%	104.8%	91.3%
In 2Q09 our bauxite production amounted to 2.9 Mt, 4.4% less than 1Q09 but 17.6% above the volume for 2Q08.
The Paragominas bauxite mine, in the Brazilian state of Pará, produced 1.4 Mt in 2Q09, up 104.8% against 2Q08 as Paragominas II started ramping up in May 2008.
Paragominas is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. The mine is operating at 60% of its nominal capacity, as since the onset of the operations its bauxite production has given smaller granules than planned, causing lower than expected performance. To eliminate this problem at the refinery plant additional filters were ordered. This will allow us to run Paragominas at its nominal capacity of 9.9 Mtpy from 1H10 onwards.
Vale`s attributable production at Trombetas amounted to 1.4 Mt, down 5.6% quarter-over-quarter and 17.8% year-over-year, as the shipment program for the year was revised downwards to reflect the new global demand scenario.
• Alumina

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

ALUMINA	1,063	1,482	1,436	2,121	2,918	-3.1%	35.1%	37.6%
Alunorte	1,063	1,482	1,436	2,121	2,918	-3.1%	35.1%	37.6%
The production of alumina at the Barcarena refinery totaled 1.4 Mt in 2Q09, as against 1.1 Mt in 2Q08, an increase of 35.1%, as stages 6 and 7 started ramping up in June and July 2008, respectively, augmenting its nominal capacity to 6.26 million metric tons per year.
• Aluminum

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

ALUMINUM	136	121	113	268	234	-7.0%	-16.9%	-12.5%
Albras	113	112	113	225	225	0.6%	-0.6%	-0.1%
Valesul	22	9	—	42	9	n.a.	n.a.	-78.2%
Our production of primary aluminum decreased to 113, 000 t in 2Q09 from 121,000 t in 1Q09 and 136,000 t in 2Q08.
In order to produce a permanent downshift in our costs, following its operation at only 40% of nominal capacity, Valesul ceased its aluminum smelting operations. Since April 1, 2009, it became a producer of billets for extrusion employing purchased aluminum ingots and scrap as its main raw materials. Its production of billets was 8,000 t in 2Q09.

[1]	Production attributable to Vale

Albras output of primary aluminum is running at a quarterly rate of 113,000 t, in line with its annual capacity of 455,000 t.
• Copper

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

COPPER	76.5	73.3	61.2	150.0	134.5	-16.6%	-20.0%	-10.3%
Sossego	30.3	29.5	29.0	60.5	58.5	-1.9%	-4.2%	-3.2%
Sudbury	29.0	25.3	13.8	56.5	39.0	-45.4%	-52.4%	-30.9%
Thompson	0.5	0.3	0.6	0.8	0.9	130.6%	15.8%	3.8%
Voisey’s Bay	12.7	12.9	11.4	26.1	24.3	-11.2%	-10.3%	-6.8%
Others [1]	4.0	5.4	6.4	5.9	11.8	17.8%	60.2%	99.6%
Vale’s copper production in 2Q09 was 61,200 t, with a decrease of 16.6% compared to 1Q09 and 20.0% against 2Q08, which is explained by the shutdown of the Sudbury operations.
The Canadian operations — Sudbury, Thompson and Voisey’s Bay — were responsible for 25,800 t of copper in 2Q09, 33.0% lower compared to the previous quarter.
Production of copper in concentrates by the Sossego mine at Carajás was slightly lower, 29,000 t in 2Q09 against 29,500 t in 1Q09 and 30,300 t in 2Q08.
• Nickel by-products

						%change	%change	%change
	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

COBALT (metric tons)	671	713	632	1,286	1,344	-11.4%	-5.8%	4.5%
Sudbury	158	185	172	301	357	-6.7%	9.1%	18.6%
Thompson	50	32	48	102	80	50.6%	-3.1%	-21.6%
Voisey’s Bay	400	450	394	780	844	-12.5%	-1.5%	8.3%
Others	63	46	17	103	63	-62.1%	-72.5%	-38.9%

PLATINUM (000’oz troy)	43	39	47	79	86	18.6%	7.8%	9.1%
Sudbury	43	39	47	79	86	18.6%	7.8%	9.1%

PALLADIUM (000’oz troy)	54	53	68	103	121	28.6%	25.6%	17.9%
Sudbury	54	53	68	103	121	28.6%	25.6%	17.9%

GOLD (000’ oz troy)	19	24	19	40	43	-18.1%	2.9%	6.6%
Sudbury	19	24	19	40	43	-18.1%	2.9%	6.6%

SILVER (000’ oz troy)	578	695	504	1,084	1,199	-27.6%	-12.9%	10.6%
Sudbury	578	695	504	1,084	1,199	-27.6%	-12.9%	10.6%

[1]	Copper in anodes produced from feeds purchased from third parties.

In 2Q09, cobalt production reached 632 metric tons, a 5.8% year-on-year decrease, due to the decision to reduce mine production from Sudbury and Voisey’s Bay.
Production of platinum and palladium in 2Q09 was 115,000 troy ounces, which was 18,000 troy ounces higher than 2Q08 and 23,000 troy ounces higher than 1Q09. The increase from 1Q09 is explained by increased recoveries through Sudbury and the timing of shipments to our Acton PGM refinery, in the United Kingdom.
• Potash

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

POTASH	167	186	159	334	345	-14.8%	-5.1%	3.4%
Taquari-Vassouras	167	186	159	334	345	-14.8%	-5.1%	3.4%
Production at Taquari-Vassouras in 2Q09 was 159,000 t, 14.8% lower than 1Q09 and 5.1% below the figures reported for 2Q08. The lower than expected mined ore grade as well as some unscheduled stoppages had a negative influence on potash production.
Output increased 3.4% in 1H09, reaching 345,000 t against 334,000 t in 1H08.
• Kaolin

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

KAOLIN	288	138	194	585	332	40.5%	-32.6%	-43.2%
PPSA	153	57	93	292	150	64.5%	-39.1%	-48.8%
Cadam	135	81	101	292	182	23.7%	-25.2%	-37.7%
In 2Q09 kaolin production reached 194,000 t, increasing 40.5% in relation to 1Q09, when it was recorded at 138,000 t, due to a better demand from Asia, and decreasing 32.6% against 2Q08, reflecting the announced cutbacks since the beginning of 2009.
PPSA produced 93,000 t in 2Q09, increasing 64.5% over 1Q09, while CADAM production was 101,000 t, up 23.7%.

COAL
• Coal

						%change	%change	%change
000’ metric tons	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

METALLURGICAL COAL	768	511	513	1,418	1,024	0.4%	-33.2%	-27.8%
Integra Coal	409	306	224	859	530	-27.0%	-45.3%	-38.2%
Carborough Downs	134	99	134	228	233	35.9%	0.2%	2.2%
Broadlea	93	56	57	144	113	0.7%	-39.2%	-21.5%
Other	132	50	98	187	148	98.2%	-25.2%	-20.9%

THERMAL COAL	314	439	989	538	1,428	125.5%	215.2%	165.5%
El Hatillo	—	—	460	—	460	n.a.	n.a.	n.a.
Integra Coal	104	258	194	257	452	-24.8%	85.7%	75.5%
Broadlea	168	109	153	223	261	40.8%	-9.2%	17.3%
Other	768	511	513	1,418	1,024	0.4%	-33.2%	-27.8%
Vale’s coal production in 2Q09 reached a record of 1.5 Mt, comprising 513,000 t of metallurgical coal and 989,000 t of thermal coal. Output of metallurgical coal remained almost constant while thermal coal production from the Australian operations increased 20.5% qoq. Moreover, the added output of the recently acquired thermal coal mine of El Hatillo of 460,000 t contributed to the all-time high production number.
On April 1, 2009, Vale concluded the acquisition of thermal coal assets in Colombia. Thus, the production volumes originating from the El Hatillo mine will be added to Vale’s production report from 2Q09 onwards. El Hatillo is an open pit coal mine located in the major Colombian coal producing region of the Cesar Department.
Production of metallurgical coal at Integra Coal, located in the state of New South Wales, Australia, was down 45.3% in 2Q09 compared with the same quarter of 2008 due to geological faults in the underground mine. Integra’s open pit mine increased thermal production by 85.7% when compared to the previous year, adapting its product mix according to market requirements.
Combined total production at Carborough Downs and Broadlea, both located in the state of Queensland, Australia, reached 344,000 t in 2Q09, 30.3% above 1Q09, as a result of operational improvements. Broadlea shares the Coal Handling Preparation Plant (CHPP) with Carborough Downs, an underground mine which is currently implementing a longwall operation to make feasible an increase in its capacity to 4.4 Mt per year. The joint production of Broadlea and Carborough Downs is transported through the Goonyella rail corridor, connecting the mines of Central Queensland’s Bowen Basin to the Dalrymple Bay Coal Terminal.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

IRON ORE	76,196	46,754	57,656	148,908	104,410	23.3%	-24.3%	-29.9%
Southeastern System	30,837	16,625	22,068	59,633	38,694	32.7%	-28.4%	-35.1%
Itabira	11,682	5,983	8,205	22,547	14,189	37.1%	-29.8%	-37.1%
Mariana	8,987	6,204	6,963	17,995	13,167	12.2%	-22.5%	-26.8%
Minas Centrais	9,880	4,438	6,900	18,633	11,338	55.5%	-30.2%	-39.1%
Urucum	288	0	0	457	0	n.a.	n.a.	n.a.
Southern System	22,120	9,851	15,108	41,837	24,959	53.4%	-31.7%	-40.3%
Minas Itabirito	6,602	2,474	5,006	12,324	7,481	102.4%	-24.2%	-39.3%
Vargem Grande	6,905	4,134	5,514	13,938	9,647	33.4%	-20.2%	-30.8%
Paraopebas	8,613	3,243	4,588	15,576	7,831	41.4%	-46.7%	-49.7%
Carajás	23,239	20,277	20,480	47,438	40,757	1.0%	-11.9%	-14.1%

PELLETS	8,714	1,736	2,700	17,414	4,437	55.5%	-69.0%	-74.5%
Tubarão I and II	1,674	510	1,338	3,287	1,848	162.1%	-20.1%	-43.8%
Fabrica	1,030	235	0	2,109	235	n.a.	n.a.	-88.9%
São Luís	1,605	3	0	3,294	3	n.a.	n.a.	-99.9%
Vargem Grande	0	4	222	0	225	n.a.	n.a.	n.a.
Nibrasco	2,261	96	1,141	4,298	1,237	1,082.6%	-49.5%	-71.2%
Kobrasco	1,256	889	0	2,529	889	n.a.	n.a.	-64.9%
Itabrasco	889	0	0	1,897	0	n.a.	n.a.	n.a.

MANGANESE ORE	658	113	550	1,198	662	387.9%	-16.5%	-44.7%
Azul	546	43	448	1,050	492	939.0%	-17.8%	-53.2%
Urucum	77	40	56	114	96	38.0%	-27.9%	-15.7%
Other mines	35	29	45	35	75	56.0%	31.1%	115.2%

FERROALLOYS	128	48	27	260	76	-43.0%	-78.6%	-71.0%
Brazil	75	34	8	151	41	-77.4%	-89.9%	-72.5%
Dunkerque	15	0	0	39	0	n.a.	n.a.	n.a.
Mo I Rana	32	14	20	60	34	38.2%	-39.1%	-43.5%
Urucum	5	0	0	11	0	n.a.	n.a.	n.a.

NICKEL	69	65	59	130	124	-9.4%	-14.5%	-4.3%
Sudbury	20	22	15	38	37	-34.5%	-28.1%	-2.5%
Thompson	7	6	8	14	15	32.6%	18.3%	6.1%
Voisey’s Bay	18	17	16	36	33	-10.2%	-14.1%	-9.0%
Sorowako	19	16	18	35	34	18.4%	-4.4%	-1.5%
Others	4	3	2	7	5	-44.6%	-52.9%	-24.1%

COPPER	76	73	61	150	135	-16.6%	-20.0%	-10.3%
Sossego	30	30	29	60	59	-1.9%	-4.2%	-3.2%
Sudbury	29	25	14	57	39	-45.4%	-52.4%	-30.9%
Thompson	1	0	1	1	1	130.6%	15.8%	3.8%
Voisey’s Bay	13	13	11	26	24	-11.2%	-10.3%	-6.8%
Others	4	5	6	6	12	17.8%	60.2%	99.6%

BAUXITE	701	1,483	1,436	1,526	2,920	-3.2%	104.8%	91.3%
Paragominas	701	1,483	1,436	1,526	2,920	-3.2%	104.8%	91.3%

ALUMINA	1,063	1,482	1,436	2,121	2,918	-3.1%	35.1%	37.6%
Alunorte	1,063	1,482	1,436	2,121	2,918	-3.1%	35.1%	37.6%

ALUMINUM	136	121	113	268	234	-7.0%	-16.9%	-12.5%
Albras	113	112	113	225	225	0.6%	-0.6%	-0.1%
Valesul	22	9	—	42	9	n.a.	n.a.	-78.2%

METALLURGICAL COAL	768	511	513	1,418	1,024	0.4%	-33.2%	-27.8%
Integra Coal	409	306	224	859	530	-27.0%	-45.3%	-38.2%
Carborough Downs	134	99	134	228	233	35.9%	0.2%	2.2%
Broadlea	93	56	57	144	113	0.7%	-39.2%	-21.5%
Others	132	50	98	187	148	98.2%	-25.2%	-20.9%

THERMAL COAL	314	439	989	538	1,428	125.5%	215.2%	165.5%
El Hatilho	—	—	460	—	460	n.a.	n.a.	n.a.
Integra Coal	104	258	194	257	452	-24.8%	85.7%	75.5%
Broadlea	168	109	153	223	261	40.8%	-9.2%	17.3%
Others	41	72	182	58	255	152.0%	342.9%	342.3%

COBALT (tons)	671	713	632	1,286	1,344	-11.4%	-5.8%	4.5%
Sudbury	158	185	172	301	357	-6.7%	9.1%	18.6%
Thompson	50	32	48	102	80	50.6%	-3.1%	-21.6%
Voisey’s Bay	400	450	394	780	844	-12.5%	-1.5%	8.3%
Others	63	46	17	103	63	-62.1%	-72.5%	-38.9%

PLATINUM (000’ oz troy)	43	39	47	79	86	18.6%	7.8%	9.1%
Sudbury	43	39	47	79	86	18.6%	7.8%	9.1%

PALLADIUM (000’ oz troy)	54	53	68	103	121	28.6%	25.6%	17.9%
Sudbury	54	53	68	103	121	28.6%	25.6%	17.9%

GOLD (000’ oz troy)	19	24	19	40	43	-18.1%	2.9%	6.6%
Sudbury	19	24	19	40	43	-18.1%	2.9%	6.6%

SILVER (000’ oz troy)	578	695	504	1,084	1,199	-27.6%	-12.9%	10.6%
Sudbury	578	695	504	1,084	1,199	-27.6%	-12.9%	10.6%

POTASH	167	186	159	334	345	-14.8%	-5.1%	3.4%
Taquari-Vassouras	167	186	159	334	345	-14.8%	-5.1%	3.4%

KAOLIN	288	138	194	585	332	40.5%	-32.6%	-43.2%
PPSA	153	57	93	292	150	64.5%	-39.1%	-48.8%
Cadam	135	81	101	292	182	23.7%	-25.2%	-37.7%

*	Under US GAAP, Vale consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control

**	The nickel concentrate is purchased from third-parties and processed by Vale Inco

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	2Q08	1Q09	2Q09	1H08	1H09	2Q09/1Q09	2Q09/2Q08	1H09/1H08

IRON ORE	78,050	46,860	57,696	136,962	96,725	23.1%	-26.1%	-29.4%
Southeastern System	30,837	16,625	22,068	59,175	38,694	32.7%	-28.4%	-34.6%
Itabira	11,682	5,983	8,205	22,547	14,189	37.1%	-29.8%	-37.1%
Mariana	8,987	6,204	6,963	17,995	13,167	12.2%	-22.5%	-26.8%
Minas Centrais	9,880	4,438	6,900	18,633	11,338	55.5%	-30.2%	-39.1%
Urucum	288	0	0	457	0	n.a.	n.a.	n.a.
Southern System	22,120	9,851	15,108	26,261	17,128	53.4%	-31.7%	-34.8%
Minas Itabirito	6,602	2,474	5,006	12,324	7,481	102.4%	-24.2%	-39.3%
Vargem Grande	6,905	4,134	5,514	13,938	9,647	33.4%	-20.2%	-30.8%
Paraopebas	8,613	3,243	4,588	15,576	7,831	41.4%	-46.7%	-49.7%
Carajás	23,239	20,277	20,480	47,438	40,757	1.0%	-11.9%	-14.1%
Samarco	1,855	106	40	3,630	147	-62.3%	-97.8%	-96.0%

PELLETS	11,593	2,885	4,251	23,707	7,580	47.4%	-63.3%	-68.0%
Tubarão I and II	1,674	510	1,338	3,287	1,848	162.1%	-20.1%	-43.8%
Fabrica	1,030	235	0	2,109	235	n.a.	n.a.	-88.9%
São Luís	1,605	3	0	3,294	3	n.a.	n.a.	-99.9%
Vargem Grande	0	4	222	0	225	n.a.	n.a.	n.a.
Nibrasco	2,261	96	1,141	4,298	1,237	1,082.6%	-49.5%	-71.2%
Kobrasco	1,256	889	0	2,529	889	n.a.	n.a.	-64.9%
Hispanobras	578	0	0	1,148	0	n.a.	n.a.	n.a.
Itabrasco	889	0	0	1,897	0	n.a.	n.a.	n.a.
Samarco	2,301	1,148	1,551	3,881	2,699	35.0%	-32.6%	-30.5%

MANGANESE ORE	658	113	550	1,198	662	387.9%	-16.5%	-44.7%
Azul	546	43	448	1,050	492	939.0%	-17.8%	-53.2%
Urucum	77	40	56	114	96	38.0%	-27.9%	-15.7%
Other mines	35	29	45	35	75	56.0%	31.1%	115.2%

FERROALLOYS	128	48	27	260	76	-43.0%	-78.6%	-71.0%
Brazil	75	34	8	151	41	-77.4%	-89.9%	-72.5%
Dunkerque	15	0	0	39	0	n.a.	n.a.	n.a.
Mo I Rana	32	14	20	60	34	38.2%	-39.1%	-43.5%
Urucum	5	0	0	11	0	n.a.	n.a.	n.a.

NICKEL	69	65	59	168	161	-9.4%	-14.5%	-3.9%
Sudbury	20	22	15	38	37	-34.5%	-28.1%	-2.5%
Thompson	7	6	8	14	15	32.6%	18.3%	6.1%
Voisey’s Bay	18	17	16	36	33	-10.2%	-14.1%	-9.0%
Sorowako	19	16	18	35	34	18.4%	-4.4%	-1.5%
Others	4	3	2	7	5	-44.6%	-52.9%	-24.1%

COPPER	76	73	61	150	135	-16.6%	-20.0%	-10.3%
Sossego	30	30	29	60	59	-1.9%	-4.2%	-3.2%
Sudbury	29	25	14	57	39	-45.4%	-52.4%	-30.9%
Thompson	1	0	1	1	1	130.6%	15.8%	3.8%
Voisey’s Bay	13	13	11	26	24	-11.2%	-10.3%	-6.8%
Others	4	5	6	6	12	17.8%	60.2%	99.6%

BAUXITE	2,426	2,986	2,854	4,889	5,840	-4.4%	17.6%	19.4%
Trombetas	1,725	1,502	1,418	3,363	2,920	-5.6%	-17.8%	-13.2%
Paragominas	701	1,483	1,436	1,526	2,920	-3.2%	104.8%	91.3%

ALUMINA	1,063	1,482	1,436	2,121	2,918	-3.1%	35.1%	37.6%
Alunorte	1,063	1,482	1,436	2,121	2,918	-3.1%	35.1%	37.6%

ALUMINUM	136	121	113	268	234	-7.0%	-16.9%	-12.5%
Albras	113	112	113	225	225	0.6%	-0.6%	-0.1%
Valesul	22	9	—	42	9	n.a.	n.a.	-78.2%

METALLURGICAL COAL	768	511	513	1,418	1,024	0.4%	-33.2%	-27.8%
Integra Coal	409	306	224	859	530	-27.0%	-45.3%	-38.2%
Broadlea	93	56	57	144	113	0.7%	-39.2%	-21.5%
Carborough Downs	134	99	134	228	233	35.9%	0.2%	2.2%
Other	132	50	98	187	148	98.2%	-25.2%	-20.9%

THERMAL COAL	314	439	989	538	1,428	125.5%	215.2%	165.5%
El Hatilho	—	—	460	—	460	n.a.	n.a.	n.a.
Integra Coal	104	258	194	257	452	-24.8%	85.7%	75.5%
Broadlea	168	109	153	223	261	40.8%	-9.2%	17.3%
Others	41	72	182	58	255	152.0%	342.9%	342.3%

COBALT (tons)	671	713	632	1,286	1,344	-11.4%	-5.8%	4.5%
Sudbury	158	185	172	301	357	-6.7%	9.1%	18.6%
Thompson	50	32	48	102	80	50.6%	-3.1%	-21.6%
Voisey’s Bay	400	450	394	780	844	-12.5%	-1.5%	8.3%
Others	63	46	17	103	63	-62.1%	-72.5%	-38.9%

PLATINUM (000’ oz troy)	43	39	47	79	86	18.6%	7.8%	9.1%
Sudbury	43	39	47	79	86	18.6%	7.8%	9.1%

PALLADIUM (000’ oz troy)	54	53	68	103	121	28.6%	25.6%	17.9%
Sudbury	54	53	68	103	121	28.6%	25.6%	17.9%

GOLD (000’ oz troy)	19	24	19	40	43	-18.1%	2.9%	6.6%
Sudbury	19	24	19	40	43	-18.1%	2.9%	6.6%

SILVER (000’ oz troy)	578	695	504	1,084	1,199	-27.6%	-12.9%	10.6%
Sudbury	578	695	504	1,084	1,199	-27.6%	-12.9%	10.6%

POTASH	167	186	159	334	345	-14.8%	-5.1%	3.4%
Taquari-Vassouras	167	186	159	334	345	-14.8%	-5.1%	3.4%

KAOLIN	288	138	194	585	332	40.5%	-32.6%	-43.2%
PPSA	153	57	93	292	150	64.5%	-39.1%	-48.8%
Cadam	135	81	101	292	182	23.7%	-25.2%	-37.7%

*1)	Under Consolidated BR GAAP, Vale consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which Vale has shared control (Samarco, Hispanobras and MRN), consolidation is proportional to Vale’s stake in the company.

3)	The production volumes of companies in which Vale has minority interests are not consolidated.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patrícia Calazans: patrícia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2009	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations